October 28, 2011
Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 6, 2011
Form 6-K filed August 1, 2011
File No. 001-12518

Dear Ms. Hayes:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 30, 2011 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below. All references to page numbers in Santander’s responses are to pages in the filed version of the 20-F and 6-K. I have also underlined and italicized our proposed changes to our Form 20-F and to our consolidated financial statements that will be included in future filings and I have struck through the text that will be deleted in future filings.

****************************

Form 20-F for the fiscal year ended December 31, 2010

Risk Factors, page 13

Some of our business is cyclical and our income may decrease…, page 13

1.
Please provide more descriptive disclosure to be included in future filings that identifies your products and services whose levels of income depend on the strength of the economies in the regions where you operate. Please provide quantitative disclosure of the impact to your profit by geographical area.

Response

We acknowledge the Staff’s comment and we will enhance our disclosure in future filings to provide the abovementioned disclosure. We present below the modifications that we propose to include in future filings:

“Some of our business is cyclical and our income may decrease when demand for certain products or services is in a down cycle.

The level of income we derive from certain of our products and services depends on the strength of the economies in the regions where we operate and ~~certain~~ market trends prevailing in those ~~areas. Therefore, negative cycles may adversely affect our income in the future~~regions. Customer loans and deposits, which collectively account for most of our earnings, are particularly sensitive to economic conditions. In 2010, Continental Europe, the United Kingdom, Latin America and Sovereign (US) represented 35.0%, 17.9%, 43.3% and 3.8%, respectively, of the profit attributable to the Group’s operating areas for the year. A negative economic cycle in any of these geographic segments could have a material adverse effect on our results of operations.”

The possibility of the moderate economic recovery returning…, page 14

2.	Please revise to quantify in this risk factor the amount of your gross sovereign debt exposure to Spain, Portugal, Greece, Italy and Ireland.

Response

We have taken into consideration the Staff’s comment and we indicate below our proposed disclosure in future filings to quantify in this risk factor the amount of our gross sovereign debt exposure to Spain, Portugal, Greece, Italy and Ireland:

“Despite the extent of the aforementioned intervention, global investor confidence remains cautious. The world’s largest developed economies, including the United States and United Kingdom, grew during 2010, although, in most cases, still at a slow pace. Spain, however, continued to suffer from a recession. In addition, recent downgrades of the sovereign debt of Ireland, Greece, Portugal, Italy and Spain have caused volatility in the capital markets. Our exposure to the sovereign debt of Greece, Portugal, Italy and Spain as of December 31, 2010 was €0.2, €2.8, €0.8 and €35.7 billion, respectively, and we had no exposure to the sovereign debt of Ireland. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all.  If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers.  Any such increase in capital markets funding costs or deposit rates would entail a repricing of loans, which would result in a reduction of volume, and may also have an adverse effect on our interest margins. A further economic downturn, especially in Spain, the United Kingdom, other European countries, the United States and certain Latin American countries, could also result in a further reduction in business activity and a consequent loss of income for us.”

Changes in the regulatory framework in the jurisdictions where we operate…, page 18

3.
Please revise your disclosure in this risk factor to clarify how the enhanced regulation that you discuss presents material risks to you. For example, please revise this risk factor to explain the “more restrictive conditions” imposed by the Bank of Spain’s Circular 9/2010 and how the amended rules will impact your business specifically. Furthermore, please ensure that your revised disclosure clarifies the impact that the Dodd-Frank legislation will have on your United States operations (e.g., whether Sovereign Bank will be negatively impacted by the Durbin Amendment’s cap on debit card transaction fees).

Response

We have taken into consideration the Staff’s comment and we indicate below our proposed disclosure in future filings to enhance the impact of Bank of Spain’s Circular 9/2010:

“In Spain, the Bank of Spain issued Circular 9/2010 on December 22, 2010, which amends certain rules in order to establish more restrictive conditions regarding capital requirements for credit risk, credit risk mitigation techniques, securitization and treatment of counterparty and trading book risk. This Circular has not had and it is not expected that it will have a quantifiable material impact on our business. The Circular was issued following the passage of two EU Directives on risk management (Directive 2009/27/CE and Directive2009/83/CE).”

We continue to believe that with respect to the Dodd-Frank legislation, which requires implementing regulations, many of which are behind schedule, subject to reproposal or not yet published, it is not yet possible to assess the impact of regulatory reform on the Group.  We expect to update this risk factor disclosure at each appropriate disclosure moment in Form 6-Ks and our Annual Reports on Form 20-F as appropriate, but we respectfully inform the Staff that we do not believe that any update in the risk factor is appropriate at this time.  Supplementally, we inform the Staff that with respect to the impact of the Durbin Amendment on our United States operations, we expect that the negative impact on the revenue as a result of the Federal Reserve's mandated reduction in interchange and routing fees will be approximately $50 to $60 million annually, based on current debit card transaction volumes and fee structures.  This amount would not be material to the Group on a consolidated basis.

In future filings, we will evaluate if this regulation or other more recent regulations are relevant for our business and we will ensure that we discuss how they present material risks for us.

Credit, market and liquidity risks may have an adverse effect on our credit ratings…, page 20

4.
Please expand your disclosure in this risk factor to quantify the likely effect a one and two notch downgrade in credit rating would have on your borrowing costs and your collateral obligations under derivative contracts.

Response

We acknowledge the Staff’s comment and we will enhance our disclosure in future filings to provide additional qualitative disclosure regarding the effect of a downgrade in our credit ratings. We respectfully inform the Staff that we are not able to meaningfully quantify the impact of a credit rating downgrade because any such impact would depend in substantial part on factors that are difficult to quantify and ultimately beyond our control. For example, while we expect our borrowing costs would gradually increase in the event of a ratings downgrade as our indebtedness was refinanced, we are not able to predict the amount of such increase, which would depend on market conditions and our funding needs in the months and years following any such downgrade, as well as the possibility that we would adjust our funding mix in response. None of our indebtedness includes provisions for an increase in the interest rate as a result of a downgrade.

Similarly, while we expect that a ratings downgrade would require us to post additional collateral under our derivative contracts, the amount of additional collateral required would depend on market conditions and our derivatives’ positions at the time of any such downgrade. Both market conditions and our positions change daily; consequently, we could not meaningfully quantify the impact of a downgrade on our collateral requirements.

We present below the modifications that we propose to include in future filings:

“Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any reduction in our credit rating ~~could~~would likely increase our cost of funding, require us to post additional collateral under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in our ratings ~~could~~would likely increase our borrowing costs~~,~~ and require us to post additional collateral under some of our derivative contracts, and could limit our access to capital markets and adversely affect ~~the ability of our business~~our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in ~~business transactions—particularly~~certain longer-term and derivatives transactions~~—~~ and retain our customers, particularly customers who need a minimum rating threshold in order to invest. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.

The Group’s long-term debt is currently rated investment grade by the major rating agencies (Aa3 by Moody’s Investors Service España, S.A. and AA- by each of Standard & Poor’s Ratings Services and Fitch Ratings Ltd.) with negative outlook due to the difficult economic environment in Spain. All three agencies downgraded the Group’s rating in October 2011 together with that of the main Spanish banks, due to the tougher-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies who have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upward. The Group’s failure to maintain favorable ratings and outlooks ~~could~~would likely increase ~~the~~its cost of ~~its~~ funding and adversely affect the Group’s interest margins and results of operations.”

Business Overview, page 34

5.
In future filings, please ensure that you disclose the reasons underlying significant changes in profit and return on equity for your business operating units. For example, we note your disclosure on page 36 that profits attributable to the Santander Branch Network and to Banesto declined by 38% and 43.2%, respectively, in 2010 compared to 2009, but that you did not disclose the reasons for these changes. In your response, please provide sample disclosure that is responsive to this comment as it would have appeared in your 2010 Form 20-F.

Response

We have taken into consideration the Staff’s comment concerning enhanced disclosure of the reasons underlying significant changes in profit and return on equity for our business operating units and we confirm to the Staff that in future fillings we will provide an explanation for any significant changes.

In response to the Staff comments we provide the sample disclosure requested as it would have appeared in our 2010 Form 20-F:

“The Santander Branch Network

….In 2010, profit attributable to the Parent bank from the Santander Branch Network was €1,243 million, 38.0% lower than 2009, while the ROE reached 17.4% (as compared to 26.6% in 2009).

This substantial decrease was due to the weak economic environment in Spain which has caused a decrease in net interest income, due to the lower demand for loans, the repricing of mortgages and the higher cost of funds resulting from stiffer competition for deposits as well as a decrease in net fee income and to lower gains on financial transactions due to decreased activity in transactions involving securities, commercial bills and derivatives.

…

Banesto

…In 2010, profit attributable to the Parent bank from Banesto was €419 million, a 43.2% decrease from 2009, while the ROE reached 9.4% as compared to 11.7% in 2009. As with the Santander Branch Network, these lower profits were due to lower demand for loans, the repricing of mortgages and the higher cost of funds which have impacted our net interest income and net fees as a consequence of weak economic environment.

Exposure to sovereign counterparties by credit rating, page 58

6.
We note your disclosure of sovereign risk exposure to the sovereign entities of Ireland, Greece, Portugal and Spain here and on page 253, which includes exposure to Italy. We also note your disclosure of private and sovereign debt issued by origin of the issuer in Note 7, and your disclosure of gross credit risk exposure in Note 54. Please revise your disclosure in future filings either here or in Note 54 to expand your tabular disclosure to address all of your exposure to each of these countries, separately, in terms of private and sovereign institutions, including Italy, and address the following:

•
Disclose whether the loan exposures in your disclosure are inclusive of credit derivatives purchased or if any credit derivatives (including both credit derivatives purchased and sold) are reported in the derivatives and repos (CRE) column. Also, please revise your table to provide disclosure of the gross exposure and separately disclose the notional and fair value of any credit protection purchased.

•
Additionally, please indicate whether you have sold credit protection on any sovereign exposures related to these entities, and if so, please disclose the notional and fair value amount of credit protection sold by country.

•
Please clarify for us whether your derivatives exposure (trading and hedging) to each of these private and sovereign entities is included in the tabular disclosure on a gross or net basis. If your exposure is presented on a net basis, please revise your disclosure in future filings to present both the gross and net exposure.

•	If your disclosure presents your credit risk net of any collateral, please revise future filings to disclose those amounts separately.

•	Clarify whether your tabular disclosure includes all off-balance sheet exposure to these private and sovereign entities, including financial guarantees, and any other contingent exposures.

Response

We acknowledge the Staff’s comment and we would like to clarify that the table in Note 54 to our consolidated financial statements does not disclose our gross credit exposure by counterparty but rather by the country where the issuer is located. However, we confirm to the Staff that any credit derivative is included in the derivatives and repos (CRE) column. In order to avoid misunderstandings we propose to modify the introductory paragraph above the table as follows:

 “The following table shows the global map of credit risk by location of the issuer, expressed in nominal amounts (with the exception of exposure to derivatives and repos, which is expressed in credit risk equivalent) to which the Group was exposed at December 31, 2010”.

We have taken into consideration the Staff’s comment regarding the additional required disclosure and we indicate below our proposed disclosure on page 58 in future filings to address all of our exposure to each of these countries:

“Specifically, the table below presents our exposure ~~(sovereign debt)~~ to Ireland, Greece, Italy, Portugal and Spain as of December 31, 2010 ~~is €€ 0.0, €€ 0.2, €€ 2.8 and €€ 35.7 billion, respectively~~:

		12/31/2010
		Millions of euros
Country	Segment	Loans	Debt	Contingent Liabilities and Commitments	CDS (Notional Value)						CDS (Fair Value)
					Trading			Hedging			Trading			Hedging
					Bought	Sold	Net	Bought	Sold	Net	Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	12,138	35,663	4,124	-	-	-	-	-	-	-	-	-	-	-	-
	Private	215,476	7,915	75,934	4,726	4,676	50	398	152	246	75	(45)	30	(23)	26	3
Portugal	Sovereign	942	2,819	274	204	204	-	-	-	-	30	(30)	-	-	-	-
	Private	30,693	6,108	9,585	581	597	(16)	13	-	13	92	(95)	(3)	1	-	1
Italy	Sovereign	-	767	104	442	655	(213)	-	-	-	20	(27)	(7)	-	-	-
	Private	8,071	289	2,890	1,163	1,164	(1)	60	11	49	32	(28)	4	-	-	-
Greece	Sovereign	-	177	-	216	272	(56)	-	-	-	51	(52)	(1)	-	-	-
	Private	-	-	138	91	81	10	30	-	30	7	(7)	-	-	-	-
Ireland	Sovereign	-	-	-	24	24	-	-	-	-	4	(4)	-	-	-	-
	Private	18	570	297	18	16	2	-	-	-	-	-	-	-	-	-
Total Sovereign		13,080	39,426	4,502	886	1,155	(269)	-	-	-	105	(113)	(8)	-	-	-
Total Private		254,258	14,882	88,844	6,578	6,534	44	501	163	338	205	(174)	31	(22)	26	4

Movements in Allowances for Credit Losses, page 67

7.
We note your disclosure of the net charge-offs to average loans ratio. It appears that you disclosed the total ratio as the sum of the ratios for borrowers in Spain and outside Spain. We believe that the “total” ratio should be calculated as a percentage of the total portfolio. In this regard, it appears that this ratio is 1.37% for 2010, 1.33% for 2009, and so on. Please revise your disclosure of these ratios in future filings accordingly, or advise.

Response

We acknowledge the Staff’s comment and we have recomputed the “Total” ratio to be calculated as a percentage of the total portfolio instead of the sum of the ratios for borrowers in Spain and outside Spain. Accordingly, we present below the modifications to the ratio that we will include in future filings:

	2010	2009	2008	2007	2006

Net Charge-offs against loan loss allowance to average loans ratio
Borrowers in Spain	0.88%	0.49%	0.26%	0.20%	0.08%
Borrowers outside Spain	1.60%	1.78%	0.95%	0.69%	0.56%
Total	1.37%~~2.48%~~	1.33%~~2.26%~~	0.67%~~1.21%~~	0.50%~~0.89%~~	0.38%~~0.65%~~

Impaired Balance Ratios, page 73

8.
We note your disclosure on page 74 that Spain and Portugal still required higher provisions in 2010 because of the increase in bad loans and the review carried out by the Bank of Spain to determine the provisions for credit risk after taking into account the experience from recent years and the current economic situation. However, we note your provision for borrowers in Spain included in the table on page 67 decreased in 2010 as compared to 2009. Please expand your disclosure on page 74 in future filings to more clearly address the underlying reasons for a declining provision and a declining allowance for borrowers in Spain in light of the tabular disclosure on page 67. Please include a discussion of how you considered trends in your portfolio such as increasing charge-offs and impaired loans (per page 70) in your disclosure. Please also provide expanded disclosure of the impact of the findings of the Bank of Spain on your estimate of loan losses.

Response

We acknowledge the Staff’s comment regarding the disclosure on page 74 of our 2010 Form 20-F and we respectfully advise the Staff that the statement should have read “Spain and Portugal, on the other hand, still required high~~er~~ provisions in 2010 …. “, instead of “higher”.  The intent of the statement was to emphasize that the provisions for Spain and Portugal remained high. This sentence is in line with the disclosures on pages 67 and 70 of our Form 20-F which show the allowance for loan losses and its movements and the impaired balances. With respect to the Staff’s comment about trends of these balances, we respectfully refer the Staff to pages 72 and 73 of our 2010 Form 20-F where we discuss non-performing loan balances and charge-offs.

Relating to the impact of the Bank of Spain’s review, we respectfully refer the Staff to our response to comment 12.

Supervision and Regulation, page 81

United States Supervision and Regulation, page 91

9.
We note your disclosure on page 18 regarding the Dodd-Frank Wall Street Reform and Consumer Protection Act provisions, including prohibitions on your engaging in certain proprietary trading activities and restricting your ownership of, investment in, or sponsorship of hedge funds and private equity funds. Please tell us whether you have conducted an analysis of what you believe the potential effects of the Volcker Rule will be on your operations and whether you believe it could have a material effect. Also, to the extent reasonably known, in future filings please quantify the amount of historical proprietary revenues which you believe could be subject to restrictions once the rulemaking is finalized.

Response

We respectfully inform the Staff that, as a foreign banking organization, our proprietary trading and funds activities will not be affected by the Volcker Rule to the extent that they take place "solely outside of the United States," as we expect that term will be defined by U.S. regulators in the coming months.  In addition, in the United States, we do not offer and sponsor funds, and our U.S.-based proprietary trading is limited and may benefit from the market-making and hedging exceptions.

Based on the proposed regulations issued by U.S. regulators, which are expected to undergo substantial revision in the coming months, we are unable to quantify the impact of the Volcker Rule on our operations, but we expect that it will not be material to the Group on a consolidated basis, subject to any change in the proposed regulation.

Item 5. Operating and Financial Review and Prospects, page 94

Critical Accounting Policies, page 94

10.
Business Combinations and goodwill, page 100. Please revise your future filings to include disclosure of the most significant assumptions used to determine the fair value of your cash generating units for the purposes of evaluating whether goodwill is impaired. Please discuss the degree of uncertainty related to these assumptions and any potential changes that may cause you to record impairment through the income statement in the future. For those cash generating units where the fair value of the cash generating unit is at or near your cost basis, please disclose the amount or percentage by which the fair value exceeds the cost basis as of the date of the most recent test.

Response

We have taken into consideration the Staff’s comment and we indicate below our proposed modifications in future filings to enhance the disclosure related to determination of the fair value of our cash generating units.

In page 100 (Critical Accounting Policies – Business Combination and Goodwill) we will include the following sentence to clarify where impairment policies are included:

“We test goodwill for impairment at the reporting unit level. We identify our reporting units as one level below our business segments, based on our management structure. We keep those reporting units unchanged unless business segment reorganization occurs. We disclose our goodwill impairment assessment methodology in “Critical Accounting Policies – Impairment”.

And in Note 17 to our consolidated financial statements and on Page 98 of our 2010 Form 20-F (Critical Accounting Policies – Impairment) we will present the following disclosure:

“Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An impairment loss recognized for goodwill may not be reversed in a subsequent period. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

In relation to goodwill, the first step of the impairment review process requires the identification of cash-generating units (“CGU”). These are the smallest identifiable group of assets that, as a result of continuing operations, generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to these CGUs; this allocation is reviewed following a business reorganization. The carrying value of the CGU, including the allocated goodwill, is compared to its fair value to determine whether an impairment exists. To calculate these fair values, management may use quoted prices, if available, appraisals made by independent external experts or internal estimations. Assumptions about expected future cash flows require management to make estimations and judgments. For this purpose, management analyzes: (i) certain macroeconomic variables that might affect its investments (including population data, the political and economic environment, as well as the banking system’s penetration level); (ii) various microeconomic variables comparing our investments with the financial industry of the country in which we carry on most of our business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio and return on equity, among others); and (iii) the price earnings (“P/E”) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and those of comparable local financial institutions

To supplement this, the Group performs estimates of the recoverable amounts of certain cash generating units using discounted cash flow projections. In order to perform this calculation, the most significant assumptions used are: (i) cash flow projections which are based on the five-year financial budgets approved by the directors ~~and~~ (ii) discount~~s them using~~ rates which are determined as the cost of capital consisting of the risk free rate plus a risk premium in line with the market and the business in which the units operate and (iii) a constant growth rate used to extrapolate the cash flows in perpetuity which is determined considering the evolution of GDP of the ~~beyond the time horizon are extrapolated using a constant growth rate. This growth rate does not exceed the average long-term growth rate for the~~ market in which the cash-generating unit in question operates.

Given the degree of uncertainty related to these assumptions, the directors ~~consider that any consider that any~~ carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amounts of the cash-generating units are based in order to confirm that ~~would not cause~~ the recoverable amounts still exceed the carrying amounts ~~thereof to exceed their recoverable amounts~~ and therefore no impairment would be recorded through the income statement.

As of December 31, 2010 and 2009, none of our cash-generating units with significant goodwill had a recoverable amount at or near to its carrying amount ~~was at risk of impairment~~...”

In future filings we will include the requested disclosure if there is one or more cash generating unit where the fair value of the cash generating unit is at or near its cost basis.

Income Tax, page 112

11.
We note the volatility in your effective income tax rates here and in Note 27. Specifically, the rate increased from 11.5% in 2009 to 24.3% in 2010, and it appears that the majority of that volatility is due to the effect of different tax rates. Please revise your disclosure in future filings to discuss the underlying causes for such volatility, and disclose the tax rates in each material jurisdiction that is driving the changes.

Response

We have taken into consideration the Staff’s comment and we indicate below our proposed disclosure in future filings to explain the factors that led to the increase in effective income tax rate in 2010 compared to 2009.

“The increase in the effective income tax rate compared to the prior year is primarily due to various tax exempt transactions that took place during 2009 (described in Note 1.h to our consolidated financial statements). Had these transactions been taxable, the effective tax rate for the fiscal year 2009 would have been 19.9%. The increase between the mentioned 19.9% and the effective rate for the fiscal year 2010 (24.3%) is due to a higher proportion of our income being derived from our businesses in Latin America, United Kingdom and the USA, which have higher tax rates than other countries, principally Spain, in which the Group operates.”

Results of Operations by Business Areas, page 113

Continental Europe, page 113

12.
We refer to your disclosure on page 114 that the strong increase in impairment losses on financial assets in 2010 resulted from the Bank of Spain’s review pursuant to Circular 4/2004. Please provide proposed disclosure to be included in future filings that describes the review and specifies how the provisions for credit risk were impacted as a result.

Response

We have taken into consideration the Staff’s comment and provide suggested disclosure regarding the Bank of Spain’s review below.

In Circular 4/2004, the Bank of Spain, based on its experience and information on the historical rates of impairment in the banking sector, prescribed the method and the quantitative parameters that entities should use to calculate the amounts needed to cover impairment losses. Circular 4/2004 states that the Bank of Spain will periodically update the parameters used in the method to reflect changes in the data for the sector.

Due to the weak economic environment, deterioration in borrowers’ overall financial condition and the deterioration of the value of the guarantees, the parameters were updated by the Bank of Spain during 2010. This update is consistent with the results shown by our internal models which are based on our experience of the historical records of default and as well as our experience of the recoveries of non-performing loans.

We indicate below our proposed disclosure in future filings to enhance our explanation on page 114 of our Form 20-F, if applicable:

“Impairment losses on financial assets were €4,218 million in 2010, a 28.4% increase from €3,286 million in 2009. This strong increase resulted mainly from the review carried out by the Bank of Spain of the parameters established in the Circular 4/2004 to determine the provisions for credit risk ~~after taking into account the experience from recent years and the current economic situation~~. These parameters are based on its experience and information on the historical rates of impairment in the banking sector and are periodically updated. The review carried out in 2010, consistent with the results shown by our internal model, reflected the worsening in Spanish debtors conditions taking into account both records of default and experience of the recoveries of non performing loans. The NPL ratio increased from 3.6% in 2009 to 4.3% in 2010, while NPL coverage decreased from 77% in 2009 to 71% in 2010.”

F. Tabular disclosure of contractual obligations, page 136

13.
We note that you have not included some of your long-term obligations within the contractual obligations table. For example, it would appear that your insurance contract liabilities of EUR 10.4 billion represent future cash obligations. We also note that you do not include derivatives in your disclosure. We believe the inclusion of these liabilities in the contractual obligation table will provide investors more transparent disclosure of your long term liquidity requirements. As such, please revise your contractual obligation table in future filings to include the expected settlement of your insurance contracts and the fixed interest rate payments on your interest rate swaps and other similar derivatives with fixed payments.

Response

In consideration of the Staff´s comment regarding the information included of our long-term obligations within the contractual obligations table, we propose to include in future filings the following changes:

Contractual obligations (in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total

Deposits from credit institutions	47,163	9,218	10,500	4,012	70,893
Customer deposits	481,628	68,481	16,467	14,809	581,385
Marketable debt securities	41,296	63,476	25,961	57,496	188,229
Subordinated debt	1,587	2,318	1,776	24,794	30,475
Liabilities under insurance contracts (*)	-	-	-	8,615	8,615
Operating lease obligations	303	646	443	2,327	3,719
Purchase obligations	4	7	5	4	20
Other long-term liabilities (1)	-	-	-	9,519	9,519
Total	571,981	144,146	55,152	121,576	892,855

(*) Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.”

The category “liabilities under insurance contracts” includes only life insurance contracts in which the investment risk is borne by the policyholder and insurance savings contracts since the rest of the account balance corresponds primarily to mathematical provisions that as such do not constitute a contractual obligation.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

Credit Exposure in Spain, page 235

b. Analysis of the mortgage portfolio of individual customers, page 236

14.
We note your disclosure of loans with and without mortgage guarantees in Spain. Please revise your disclosure in future filings to clarify the nature of such mortgage guarantees, including whether the guarantee is represented by collateral or by insurance from a third party insurer or government agency.

Response

We have taken into consideration the Staff’s comment and we present below our proposed disclosure in future filings to clarify the nature of such mortgage guarantees:

“The mortgage guarantees of loans to households for the acquisition of property disclosed in the table above consist of the acquired property, to which the Group always has a first priority claim  in the event of default. As of December 31, 2010, 94% of these mortgage loans financed the purchase of a primary residence.”

15.
You disclose LTV ratios for your mortgage loans in Spain on page 237. Additionally, the ratios disclosed on page 245 related to loans in the UK appear to relate only to loans originated during 2010. We also note that your losses on foreclosed assets and assets acquired in 2010 and 2009 were EUR 298 million and EUR 1.35 billion, which appear to be significant as a percentage of foreclosed assets sold, as disclosed on page 75. Please address the following in your future filings:

•
Please revise your disclosure to clarify if these ratios reflect the LTV upon origination or have been updated since origination. If they have not been updated, please clearly disclose that fact, and if they have been updated, please disclose the date as of which appraisals were obtained to compute the LTV ratios.

•	If you do not update appraisals, describe any adjustments you make to the appraised values as a result of outdated appraisals.

•
Please discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses and impairments on foreclosed properties and assets acquired related to both domestic and foreign properties.

Response

In response to the three bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold:

•
Please revise your disclosure to clarify if these ratios reflect the LTV upon origination or have been updated since origination. If they have not been updated, please clearly disclose that fact, and if they have been updated, please disclose the date as of which appraisals were obtained to compute the LTV ratios.

As suggested by the Staff’s comment, we present below the modifications we propose to include in future filings:

“All LTV ratios disclosed in this report refer to LTV ratios upon origination. Nevertheless, for internal management purposes, we update LTVs at least once a year taking into consideration the housing price index published by the corresponding government institution.

Additionally, if a debt is approaching a doubtful status, we update the appraisals which  are then used to estimate allowances for loan losses.”

In consideration of the Staff´s comment regarding the date as of which the update of the LTVs is performed we respectfully inform the Staff that this process includes a significant volume of loans; consequently, updates are performed throughout the year and not on a specific date.

•	If you do not update appraisals, describe any adjustments you make to the appraised values as a result of outdated appraisals.

We respectfully refer the Staff to our response to the previous bullet.

•
Please discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses and impairments on foreclosed properties and assets acquired related to both domestic and foreign properties.

Taking into account IAS 139, we determine the amount of the specific allowance for loan losses, as a difference between the carrying amount and the present value of its estimated future cash flows, as well as all amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral (updated with new appraisals as explained in the first bullet above) less the costs from obtaining and subsequently selling it.

Statistical Tools for Measuring and Managing Market Risk, page 269

1.1 VaR Model, page 270

16.
We note your disclosure regarding your VaR methodology, including your disclosure on page 278 that in 2009 and 2010 there were no exceptions of VaR at 99% (days when the daily loss was higher than the VaR), and we note footnote three on that page that indicates the exceptions exclude intraday results and commissions. Please expand your disclosure in future filings to address the following:

•
Given your 99% confidence interval, we note your disclosure on page 270 indicates that you would expect to exceed daily VaR 1% of the time, or approximately three days per year. Please tell us about any evaluation or analysis performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted (i.e., there were no exceptions of VaR in 2009 and 2010).

•
We note your disclosure on page F-211 that you use the following day prices for back testing the accuracy of your VaR results for the previous day. Please tell us why you use the prices for the following day and not the prices actually in place on the day for which you are performing back testing.

•	Address any changes you made, or plan to make, to your VaR methodology or assumptions during the periods presented.

Response

In response to the three bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold.

•
Given your 99% confidence interval, we note your disclosure on page 270 indicates that you would expect to exceed daily VaR 1% of the time, or approximately three days per year. Please tell us about any evaluation or analysis performed to validate the appropriateness of your model in light of the fact that it is not performing as statistically predicted (i.e., there were no exceptions of VaR in 2009 and 2010).

We have taken into consideration the Staff’s comment and in future filings we propose to expand our disclosure regarding back-testing to include the following:

“Santander performs regular back-testing (BT) processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by principal portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: clean P&L (which allows us to monitor market risk), clean P&L calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and dirty P&L (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others in order to correct such anomaly. Detailed results of our BT are regularly reported to the Bank of Spain.

With respect to the number of days we would expect losses to exceed VaR, the following considerations should be taken into account:

•
The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of approximately three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected.

•
Our official published VaR figures represent the maximum between two different VaRs, both using historical simulation (one applies an exponential decline factor which gives less weight to the observations  furthest away in time and another which gives the same weight to all of the observations). This method (using the maximum between two VaRs) makes exceptions more unlikely.”

In addition, we respectfully inform the Staff that there have been three VaR exceptions (losses higher than VaR) in the first nine months of 2011, due to unusually high volatility in the credit and equity markets.

•
We note your disclosure on page F-211 that you use the following day prices for back testing the accuracy of your VaR results for the previous day. Please tell us why you use the prices for the following day and not the prices actually in place on the day for which you are performing back testing.

We respectfully inform the Staff that back-testing of the accuracy of the VaR results is performed on day t+1 by comparing the VaR estimated in the previous day (day t) with the portfolio returns obtained at the end of day t+1.

In future filings, we propose to modify our disclosure on page F-211 as follows: “Back-testing consists of performing a comparative analysis between VaR estimates and daily clean results (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.”

•	Address any changes you made, or plan to make, to your VaR methodology or assumptions during the periods presented.

No such changes were made or contemplated in 2010. We have taken into consideration the Staff’s comment and, absent a change in circumstances, in future filings we propose to expand our disclosure regarding changes to the VaR methodology to include the following:

“Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.”

G. Market Risk: VaR Consolidated Analysis, page 290

17.
We note your disclosure of trading and non-trading VaR, as well as a diversification effect on consolidated VaR. Please revise your disclosure in future filings to discuss the rationale of the diversification effect, including how it is calculated. Also, please expand your disclosure to provide more clarity about how the results of the VaR estimates for the individual risks disclosed on page 291 relate to the total daily VaR estimates disclosed on page 290. For example, the sum of the non-trading and diversification effect line items in each of your individual VaR estimates for interest rate risk, exchange rate risk, and equity price risk do not exactly equal the non-trading line in the consolidated VaR. Finally, for the purposes of informing a reader of the extensiveness of your VaR model, please consider disclosing the number of factors you utilize when calculating VaR.

Response

We have taken into consideration the Staff’s comment and we propose to include in future filings the following disclosure to clarify the nature of the diversification effect:

“The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated  portfolio.”

With regard to the results of the VaR disclosures on pages 290 and 291, we respectfully advise the Staff that the VaR figures on page 290 refer to the total VaR considering all factors (interest rate risk, foreign exchange risk and equity price risk) in the aggregate with a breakdown between trading and non-trading on a stand-alone basis. However, the VaR figures on page 291 refer to the total VaR but considering the factors (interest rate risk, foreign exchange risk and, equity price risk) individually in each table. For each VaR (i.e. interest rate), the corresponding stand-alone VaR figure is presented for trading and non-trading. We have taken into consideration the Staff’s comment and in future filings we propose to include the following information to clarify the content of each table:

“ Our total daily VaR (considering all factors: interest rate risk, foreign exchange rate risk and equity price risk), as of December 31, 2009, and December 31, 2010, broken down by trading and structural (non-trading) portfolios, were as set forth below.
…
Our daily VaR ~~estimates o~~f (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually), were as set forth below.”

Therefore, with respect to the Staff´s example, we respectfully inform the Staff that these figures cannot be aggregated as suggested, because the diversification among them must be taken into consideration.

For the purposes of informing a reader of the extensiveness of our VaR model, we have taken into consideration the Staff’s comment and in future filings we propose to include the following disclosure to detail the number of factors we utilize when calculating VaR:

“We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).”

Index to Financial Statements, page 305

Consolidated Income Statements, page F-3

18.	Please revise your disclosure in future filings to round your earnings per share to the nearest cent, in order to not imply a greater degree of precision than exists.

Response

We agree with the Staff’s comment and in future filings we will round our earnings per share to the nearest cent.  Accordingly, we present below the modifications to the ratio that we propose to include in future filings in the Consolidated Income Statement and in Notes 4 and 37 to our consolidated financial statements:

“Consolidated Income Statements (Page F-3):

	Notes	( Debit ) Credit
		2010	2009	2008
EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.94 ~~18~~	1.05 ~~45~~4	1.22 ~~07~~
Diluted earnings per share (euros)	4	0.94 ~~356~~	1.04 ~~382~~	1.21 ~~33~~
From continuing operations
Basic earnings per share (euros)	4	0.94 ~~49~~	1.04 ~~22~~	1.18 ~~780~~
Diluted earnings per share (euros)	4	0.94 ~~387~~	1.04 ~~350~~	1.17 ~~09~~

4.      Distribution of the Bank's profit and Earnings per share (Page F-61)

b) Earnings per share from continuing operations and discontinued operations

i.            Basic earnings per share

	12/31/10	12/31/09	12/31/08
Basic earnings per share (euros)	0.94 ~~18~~	1.05 ~~454~~	1.22 ~~07~~
Basic earnings per share from discontinued operations (euros)	(0.00 ~~31~~)	0.00 ~~32~~	0.04 ~~27~~
Basic earnings per share from continuing operations (euros)	0.94 ~~49~~	1.04 ~~22~~	1.18 ~~780~~

ii.  Diluted earnings per share

	12/31/10	12/31/09	12/31/08
Diluted earnings per share (euros)	0.94 ~~356~~	1.04 ~~382~~	1.21 ~~33~~
Diluted earnings per share from discontinued operations (euros)	(0.00 ~~31~~)	0.00 ~~32~~	0.04 ~~25~~
Diluted earnings per share from continuing operations (euros)	0.94 ~~387~~	1.04 ~~350~~	1.17 ~~09~~

37.     Discontinued operations

b) Profit or loss and net cash flows from discontinued operations

	2010	2009	2008

Basic earnings per share (euros)	(0.00~~31~~)	0.00~~32~~	0.04~~27~~
Diluted earnings per share (euros)	(0.00~~31~~)	0.00~~32~~	0.04~~25~~

Consolidated Statements of Cash Flows, page F-8

19.
We note that you classify changes in available-for-sale financial assets and financial liabilities at amortized cost, which appears to include marketable debt securities or bonds and debentures, in operating activities. We also note your disclosure on page F-56 that investing activities includes other investments not included in cash and cash equivalents. Please tell us how you concluded that it was appropriate to classify these items as operating cash flows. Discuss the nature of these items in additional detail and tell us how these instruments are used in your operations. Refer to paragraphs 16-17 of IAS 7.

Response

We acknowledge the Staff’s comment regarding the classification of certain cash flows activities as operating in our Consolidated Statements of Cash Flows.  IAS 7.11 states that “an entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business”. We consider the classification of the changes in available-for-sale financial assets and financial liabilities at amortized costs as operating to be the most appropriate because the cash flows are primarily derived from the principal revenue-producing activities of the Bank and the cash flows from these activities generally result from transactions that enter into the determination of profit or loss (IAS 7.14).

We describe the nature and use of the items as follows:

•
The caption “Available-for-sale financial assets” comprises the fixed income securities portfolio, one of the key instruments we use to manage structural risk in our balance sheet for the retail banking sector.

•
The caption “Financial liabilities at amortized cost” comprises the cash flows from operating activities of the short term “Deposits from central banks”, “Deposit from credit institutions” and “Customer deposits”.  However, “Financial liabilities at amortized cost – subordinated liabilities” are included in cash flows from financing activities, as we consider the management of these liabilities as a part of our long term financing strategy in accordance with paragraph 17 of IAS 7.

Notes to the Consolidated Financial Statements, page F-9

1. Introduction, basis of presentation of the consolidated financial statements…, page F-9

h) Comparative information, page F-19

20.
We note your disclosures on page F-20, as well as on page 124, that describe certain gains and losses recorded in your Income Statement as extraordinary. We also note a similar disclosure regarding the charge recorded related to Payment Protection Insurance in your Form 6-K filed August 1, 2011. These disclosures appear to describe infrequent transactions so that a reader may understand the impact the transactions have had on your operating results during the periods presented. Paragraph 87 of IAS 1 indicates that an entity should not present any items of income or expense as extraordinary in the income statement or in the Notes. In this regard, please either remove these disclosures, or refer to these items using terms that describe the nature and function of these items in future filings rather than “extraordinary” as that term is presented in IAS 1.

Response

In accordance with the Staff’s comment, we confirm that we have taken into account Paragraph 87 of IAS 1 which states that “an entity shall not present any items of income or expense as extraordinary items, in the statement of comprehensive income or the separate income, or in the notes” and in order to avoid any misunderstanding we will delete the term “extraordinary”. We present below the modifications to the paragraph that we propose to include in future filings.

“Additionally, in order to facilitate the comparison of the information, mention should be made of the following transactions so that a reader may obtain a better comparison and understanding of our results for the years presented:”

2. Accounting Policies and Measurement Bases, page F-20

g) Impairment of financial assets, page F-40

21.
Please revise your disclosure on page F-41 in future filings to provide a summary of the factors considered when determining that a loan is individually significant for the purposes of assessing impairment.

Response

We have taken into consideration the Staff’s comment and we include below an explanation of how we manage our portfolio and how we perform the impairment assessment.

The specialization of our risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers throughout the risk:

•
Individualized customers are defined as those to which a risk analyst has been assigned. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking (individualized companies whose exposure exceeds €500,000, as a general rule). Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models which are described in Item 11 “Quantitative and Qualitative Disclosures About Market Risk, Parts 3 and 4”.

•
Standardized customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal models of assessment and automatic decisions complemented where the model does not go far enough or is not sufficiently precise by teams of analysts specialized in this type of risk.

We acknowledge the Staff´s comment and we respectfully refer the Staff to the explanation in Note 54 to our consolidated financial statements regarding to our management and risk model.

We propose to include the following explanation in Note 2.g to our consolidated financial statements in future fillings:

“Credit losses on impaired assets and contingent liabilities are assessed, in line with the above classification, as follows:

•
Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place. Clients individually assessed based on the borrower’s overall financial condition, resources, guarantees and payment record are globally managed clients, corporate, sovereign and other loans with significant balances.

•
Collectively, in all other cases, we group transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of collateral or guarantee, and age of past-due amounts. For each group, we establish the appropriate impairment losses (“identified losses”) that must be recognized. Clients collectively assessed are, mainly, consumer mortgage, installment, revolving credit and other consumer loans, and an impairment loss is recognized when interest or principal is past due for 90 days or more.

22.
You disclose on page F-43 that when the recovery of any recognized amount is considered unlikely, the amount is written off. We also note your disclosures elsewhere in the filing that indicate the Bank of Spain requires Spanish banks to charge-off nonperforming assets four years after they are classified as non-performing. Please revise your disclosure in future filings to clarify the factors you consider in concluding recovery is remote, and clarify whether you have an established threshold in terms of days past due beyond which you partially or fully write-off financial assets, and whether such policy differs by financial asset or loan type or jurisdiction.

Response

As commented by the Staff, on page 66 of our 2010 Form 20-F we describe the process by which the formal removal of both the impaired loan and the loan loss provision from the balance sheet (“charge-off”) occurs stating that “... the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing”.

In addition, on page 98 of our 2010 Form 20-F additional disclosures are included in order to clarify the relationship between the abovementioned procedures:

 “The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years (the maximum period established in the Bank of Spain regulations), depending on management’s view as to the recoverability of the loan. After that period, the loan balance and its specific allowance are removed from the balance sheet and then recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group”.

We acknowledge that the  four-year period is the maximum established by the Bank of Spain; however as stated on page F-40 of our consolidated financial statements, we also remove loans (already fully provisioned) from the consolidated balance sheet, even if they have not been nonperforming for four years, “when the recovery of any recognized amount is considered to be unlikely, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons”. The recovery of a loan is considered to be unlikely (remote) when there is an unsecured loan in which there is a significant deterioration in the borrower´s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

Additionally, when a loan is deemed partially uncollectible, a provision is recorded (charged against earnings) as opposed to a partial charge off (removal from the balance sheet), since a partial charge-off is not permitted by the Bank of Spain.

In future fillings, we propose to revise the current disclosure in Note 2 to our consolidated financial statements to include the following explanation.

“The entire loan balance is kept on the balance sheet until the recovery of any recognized amount is considered to be unlikely, or when any portion of it has been classified as non-performing for four years (the maximum period established in the Bank of Spain regulations). When the loan is written off, the loan balance and its specific allowance are removed from the balance sheet and then recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group. The recovery of a loan is considered to be unlikely (remote) when there is an unsecured loan in which there is a significant deterioration in the borrower´s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.”

j) Reinsurance assets and Liabilities under insurance contracts, page F-44

23.
Please tell us and revise future filings to disclose which generally accepted accounting principles (e.g., Spanish, U.S., etc.) you look to in developing your accounting policy for your insurance activities. Please ensure your response addresses how this developed policy complies with the guidance and principles outlined in paragraphs 10-12 of IAS 8 and paragraph 14 of IFRS 4.

Response

We acknowledge the Staff’s comment regarding the disclosure of the generally accepted accounting principle used for our insurance activities and we respectfully advise the Staff that, in the absence of specific regulation for some insurance activities, current IFRS 4 allows management to develop its own accounting policy although they do not exempt management from applying certain criteria established in paragraphs 13-14 of IFRS 4 (recognition of a liability for possible future claims, carry out the liability adequacy test, not offset of reinsurance asset against the related insurance liabilities etc). IAS 8 paragraph 12 states that in developing and applying an accounting policy, management may consider the most recent pronouncements of other standard-settings bodies that use a similar conceptual framework. Considering our insurance activities this development applies to life insurance contracts, other than life insurance policies where the investment risk is borne by the policyholders. Therefore, our insurance accounting policy for those contracts is based on the local valuation and complemented with that mentioned in paragraphs 13 and 14 of IFRS 4. Accordingly, the estimation of mathematical provisions are calculated on a policy-by-policy basis using an individual capitalization method, by reference to the valuation premium accrued in the year, in accordance with the technical bases of each line of insurance, adjusted, as appropriate, for the local mortality tables. We propose to enhance Note 2.j to our consolidated financial statements  as follows:

“…

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognised, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

The most significant items that form part of our technical provisions (see Note 15) are summarized below:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder.

- Provisions for unearned premiums: They are the proportion of premiums written in the year to be allocated to the period from each year-end to the expiry of the policy period.

- Mathematical provisions: Represents the value of the life insurance obligations of the Group  at the year-end, net of the policyholder’s obligations. They are calculated on a policy-by-policy basis using an individual capitalization method, by reference to the valuation premium accrued in the year, in accordance with the technical bases of each line of insurance, adjusted, as appropriate, for the local  mortality tables.

•	Non-life insurance provisions:

- Provisions for unearned premiums. These provisions are the proportion of premiums written in the year to be allocated to the period from each year-end to the expiry of the policy period.

- Provisions for unexpired risks: Provision for unexpired risks that supplements the provision for unearned premiums to the extent that the amount of that provision is not sufficient to reflect the assessed risks and expenses to be covered by the Group in the policy period not elapsed at the year-end.

•
Claims outstanding: This reflects the total amount of the outstanding obligations arising from claims incurred at the year-end. The Group calculates this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•
Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insures or beneficiaries and the premiums to be returned to policyholders, insures or beneficiaries that are not yet allocated at year-end. The calculation is done according to the clauses of their individual contracts.

•
Life insurance policies where the investment risk is borne by the policyholders provisions: They are determined based on the indices or assets established as a reference for determining the economic value of the policyholders’ rights.”

6. Loans and advances to credit institutions, page F-90

24.
Please revise your disclosure in future filings to clarify the nature of your loans held for trading and at fair value through profit or loss. Specifically, address the business purpose(s) for designating these loans at fair value (i.e., to eliminate an accounting mismatch due to hedging or to facilitate your accounting for the sale of non-performing loans or other types of loans or portfolios) and address the differences in the characteristics of these portfolios as compared to your loans recorded at amortized cost. Refer to paragraph B5 of IFRS 7.

Response

We have taken into consideration the Staff’s comment and we will enhance our disclosure in future filings to provide an explanation of the nature of the loans held for trading and at fair value through profit or loss and the differences with the loans recorded at amortized costs. We present below the disclosure that we propose to include in future filings:

“Our loans and advances to credit institutions trading portfolio is composed mainly of reverse repurchase agreements with foreign institutions and time deposits.

Our loans and advances to credit institutions classified in other financial assets at fair value through profit or loss portfolio are mainly reverse repurchase agreements with Spanish public sector securities and time deposits.

Our loans and advances to credit institutions recorded at amortized cost are mainly time deposits, mutual accounts and guarantees given in cash.”

We acknowledge the Staff´s comment regarding the business purpose for the designation of the loans in each portfolio and we respectfully refer the Staff to the disclosure in Note 2.c.ii where we disclose the explanation of the purpose of the loans held for trading and at fair value through profit or loss, as summarized below.

We classify the loans in each portfolio based on management and measurement purposes. Assets acquired for the purpose of generating a profit in the near term are included in the trading portfolio. Other financial assets at fair value through profit or loss include those loans not held for trading but that are included to reduce recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets/liabilities or recognizing gains/losses on a different basis. This portfolio also includes groups of financial assets and liabilities that are managed and whose performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

We record at amortized cost those loans arising from ordinary lending activities that we intend to hold until their final maturity.

10. Loans and advances to customers, page F-96

b) Breakdown, page F-97

25.	Please revise your disclosure in future filings to more clearly describe the nature and key characteristics of your “other term loans” within your portfolio.

Response

We have taken into consideration the Staff’s comment and we indicate below our proposed disclosure in future filings to more clearly describe the nature and key characteristics of our “other term loans” within our portfolio.

“Other term loans primarily comprises personal loans, credit accounts (balances drawn under lines of credit in which the customer can draw funds up to a limit with specified amount and maturities), and financial paper (the amount of single-payment bills and notes which serve as the instrument of loans and advances to other debtors).”

25. Provisions, page F-122

e) Legal proceedings, page F-132

26.
You disclose on page F-138 that, in the periods presented, you have recognized provisions that reasonably cover any liabilities that might arise from these tax-related and non-tax-related proceedings and that the total amount of payments you made arising from litigation is not material to your consolidated financial statements. Please address the following:

•
If true, please revise your future filings to more clearly confirm that you believe the ultimate conclusion of any of the proceedings to which you are a party will not have a “material” adverse effect on your results of operations, cash flows, or financial position.

•	Regarding your contingent liabilities, revise future filings to also disclose the uncertainties relating to the amount or timing of any outflow. Refer to paragraph 86(b) of IAS 37.

•
Paragraphs 25-26 of IAS 37 indicate that except in “extremely rare” cases, a registrant would be able to determine a range of possible outcomes and thereby make an estimate of the obligation that is sufficiently reliable to use in recognizing the provision. Please revise your disclosure in future filings to confirm, if true, that provisions have been recognized in cases where you were able to “reliably estimate” the obligation.

Response

In future fillings we propose to revise the current disclosure in Note 25 to our consolidated financial statements to include the following information, which is already included on page 194 of our 2010 Form 20-F:

“The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exists about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at 2010, 2009 and 2008 year-end the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.”

34. Other equity instruments and Treasury shares, page F-150

27.
We note that you entered into an agreement with Qatar Holding in October 2010 and accounted for the bonds mandatorily exchangeable for shares of Banco Santander Brasil partially as a marketable debt security at amortized cost and partially as an equity instrument. Please clarify whether you are accounting for the equity conversion feature as an embedded derivative. If not, please tell us the factors considered when concluding that the terms of these instruments met the criteria of paragraph 16 of IAS 32. Please also clarify whether you determined the present value component of the interest payments using the coupon rate, and tell us how you concluded that the coupon rate was consistent with a market rate for similar instruments without the conversion feature. Refer to paragraph 32 of IAS 32.

Response

As disclosed in our 2010 Form 20F, in October 2010 several investors from the Emirate of Qatar subscribed and paid an issuance by the Bank of bonds that are mandatorily exchangeable for shares of Banco Santander Brasil. The issuance amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be mandatorily and automatically exchanged for an amount of shares of Banco Santander Brasil equal to 5% of its current share capital.  The bonds pay a coupon in US dollars of 6.75% per annum and we recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized – Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments – Equity component of compound financial instruments.

Paragraph 28 of IAS 32 states that the issuer of a non-derivative financial instrument shall evaluate the terms of the financial instrument to determine whether it contains both a liability and an equity component and that such components shall be classified separately as financial liabilities, financial assets or equity instruments. Additionally, paragraph 29 of IAS 32 states: “An entity recognizes separately the components of a financial instrument that (a) creates a financial liability of the entity and (b) grants an option to the holder of the instrument to convert it into an equity instrument of the entity. For example, a bond or similar instrument convertible by the holder into a fixed number of ordinary shares of the entity is a compound financial instrument. From the perspective of the entity, such an instrument comprises two components: a financial liability (a contractual arrangement to deliver cash or another financial asset) and an equity instrument (a call option granting the holder the right, for a specified period of time, to convert it into a fixed number of ordinary shares of the entity)”.

We determined that the bonds do not grant any option to the holder because they are mandatorily convertible on October 2013 and as a consequence, we have not accounted for any embedded derivative. It is noteworthy that, although the bonds are issued in USD which is a different currency from the functional currency of both, Banco Santander, S.A. (EUR) and Banco Santander Brasil (BRL) there is not an option for the holder to convert in shares or in cash, and the number of shares to be converted are fixed. As such, we have concluded that a conversion option does not exist. The fixed interest payments to be paid over the life of the instrument represent a financial liability denominated in a foreign currency which is remeasured at each balance sheet date, and any foreign currency gains and losses are recognized in profit or loss as required by IAS 21 for monetary items and IAS 39.AG33.

When an entity issues an instrument that at the end of its life is mandatorily convertible into a fixed number of its equity shares, this instrument is, in substance, a prepaid forward purchase of the entity’s equity shares. Because the instrument carries an obligation for the issuer to make fixed interest payments during the life of the mandatorily convertible, the instrument also includes a financial liability component. Accordingly, we have concluded that the bonds comply with the criteria indicated in paragraph 16 of IAS 32 (“(a) The instrument includes no contractual obligation, to deliver cash or another financial asset to another entity; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer.; and additionally (b) If the instrument will or may be settled in the issuer’s own equity instruments it is a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments”).

In order to determine the present value component of interest payable, we first determined the amount of the liability component using the coupon rate of similar instruments issued by Banco Santander S.A. in the months previous to October 2010 and that did not have an associated equity component. The amount of the equity instrument represented by the conversion feature was then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole, as required by paragraph 32 of IAS 32.

36. Derivatives – Notional amounts and market values of trading and hedging…, page F-153

28.
We note your tabular disclosure on page F-154 that includes the cumulative credit risk exposure, by financial derivative. It is unclear how these amounts relate to either the notional amount of the derivative contracts or the fair value of such contracts recorded in your financial statements. Please revise your disclosure in future filings to clarify the nature of the amounts in this table, and reconcile this table with the amounts presented in the table on page F-153. For example, please clarify whether this disclosure presents the net positions as a result of offsetting or combining them.

Response

We have taken into consideration the Staff’s comments and we indicate below our proposed disclosure in future filings to clarify the nature of the amounts in this table:

“The cumulative credit risk exposure is presented in terms of Equivalent Credit Risk (“ECR”). ECR is composed of the current exposure of the contract (mark to market in case of derivatives) plus the Potential Future Exposure (PFE) which is defined as the maximum expected credit exposure over a specified period of time calculated at 97.5% level of confidence and that expresses its potential evolution. This metric is internally used for management purposes.”

49. Gains/(losses) on disposal of assets not classified as non-current assets held…, page F-172

29.
You recorded a EUR 1.499 billion gain on the initial public offering of Banco Santander Brasil in October 2009, and we note from your disclosure on page 26 that the free float of Santander Brasil rose to approximately 16.45%. Please tell us why you recorded a gain on this transaction in light of the guidance in paragraph 30 of IAS 27, since it does not appear that you experienced a loss of your controlling interest.

Response

In accordance with paragraph 45 of IAS 27 and as mentioned in Note 1-b) to our consolidated financial statements, we respectfully inform the Staff that we elected prospective application of the changes made in 2008 to IAS 27 by IASB, which included the new guidance in paragraph 30 of IAS 27, for transactions made on or after January 1, 2010. Therefore the above-mentioned paragraph 30 of IAS 27 was not applied to the December 31, 2009 financial statements.

3.5 Credit risk cycle, page F-196

D. Risk Monitoring and Control, page F-197

Credit risk exposure in Spain, page F-198

c. Financing granted for construction and property development for real estate…, page F-199

30.
We note that the amount of excess of these loans over the collateral value exceeds the related specific allowance. Please revise your future filings to discuss the reasons for these trends, and clarify whether these loans are evaluated individually or collectively. If they are individually evaluated, in light of the adverse classification of many of these loans, please tell us how you considered the guidance in paragraph AG84 of IAS 39 when determining the appropriate amount of specific allowances for these loans.

Response

With respect to the Staff’s comment that the amount of excess of these loans over the collateral value exceeds the related specific allowance, we respectfully inform the Staff that this is a common situation because in Spain a debtor also guarantees the loan with their own “equity” in addition to the value of the collateral shown in the table. Also, a large portion of the doubtful and substandard assets listed in the table on page F-199 of the 2010 20-F exhibited some indicators of deterioration in the borrower’s overall financial condition but did not require the full provisioning of all amounts not covered by the collateral.

We confirm to the Staff that the specific allowance for each loan was determined individually as the difference between the carrying amount and the present value of its estimated future cash flows taking into account all amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral less the costs from obtaining and subsequently selling it and in accordance with paragraph AG84 of IAS 39.

In future filings we propose to include the following disclosure:

 “The Group evaluates this portfolio individually and calculates the amount of the specific allowance as the difference between the carrying amount and the present value of its estimated future cash flows and taking into account all amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral less the costs from obtaining and subsequently selling it.”

We also confirm to the Staff that we will include the reasons for significant trends in future filings if comparative information of these portfolios will be disclosed.

d. Acquired and foreclosed assets, page F-201

31.
We note your disclosure that one of the mechanisms employed in Spain to ensure the efficient management of the portfolio is the purchase and foreclosure of property assets and that acquisition is an efficient tool as compared to the use of legal proceedings for various reasons. Please revise to disclose in future filings how you account for the acquisition of these properties upon settlement of the related loan. Clarify whether they are recorded at fair value and how you account for any difference between the carrying value of the loan and the amount at which the acquired property is recorded. Additionally, address how you determine the purchase price of the properties and whether that differs from fair value.

Response

We acknowledge the Staff’s comment and respectfully advise the Staff that in future filings we will propose to revise our disclosure on acquired and foreclosed assets to include the following (similar to the disclosure on page 66 of our 2010 Form 20-F):

“To account for the acquired and foreclosed assets, the Group initially records the property at the lesser value between the amount of the debt (net of allowances) and the fair value of the acquired or foreclosed asset less the estimated selling costs. If the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within the caption Gains/(Losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement for the period. Subsequent to initial recognition, the asset is measured at the lower of fair value (less selling costs) and the amount initially recognized. The fair value of this type of asset is determined by management based on market evidence obtained from appraisals performed by qualified professionals.”

The purchase price is determined by management based on appraisals performed by qualified professionals so we consider the purchase price to be equal to fair value.

55. Other Disclosures, page F-277

55.1 Consolidated financial statements, page F-227

32.
It appears that you have excluded a portion of the amounts reported in “cash and due from banks” on your Condensed Balance Sheet (Parent company only) from your Condensed Cash Flow Statements (Parent company only). We also note that you include “Cash and balances with central banks” in your Consolidated Statements of Cash Flows. Please tell us why you include cash equivalents at central banks within your Consolidated Statements of Cash Flows and exclude due from banks within your Parent Company Only Condensed Cash Flow Statements. Please specifically address any differences in the nature of these amounts at the consolidated level as compared to the parent company only level.

Response

We confirm to the Staff that the Cash Flow Statements of the Group and of the Parent Company include as "cash and cash equivalents" the amounts included in "Cash and balances with central banks" in a consistent manner. Given that the Parent Company’s balance is "condensed" and reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America, the line “Cash and balances with central banks” is not shown separately but included together with other balances under the line “Cash and due from banks.”

Based on paragraph 6 of IAS 7 which states "Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value", we have considered “Cash and balances with central banks” to be cash and cash equivalents since its availability is immediate. Lending money to banks is one of our main operating activities, therefore, we consider that the interbank lending (due from banks) do not form a part of the cash and cash equivalents (paragraph 9 of IAS 7).

33.
Please revise your disclosure in future filings to state which of the methods described in paragraph 38 of IAS 27 you utilize to account for your investments in subsidiaries, jointly controlled entities, and associates within your parent company’s individual financial statements. Refer to paragraph 43 of IAS 27.

Response

IAS 27, paragraph 38 states:

“When an entity prepares separate financial statements, it shall account for investments in subsidiaries, jointly controlled entities and associates either:

(a) at cost, or

(b) in accordance with IAS 39.

The entity shall apply the same accounting for each category of investments. Investments accounted for at cost shall be accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations when they are classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5. The measurement of investments accounted for in accordance with IAS 39 is not changed in such circumstances.”

In future filings, to comply with the requirements of IAS 27, paragraph 43, we propose to include the following information:

“In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.”

34.	Please revise your individual parent company financial statements in future filings to separately state the following in accordance with Rule 9-06 of Regulation S-X:

•	your investment in and indebtedness of and to bank subsidiaries and nonbank subsidiaries; and

•	cash dividends received from bank and nonbank subsidiaries.

Response

We acknowledge the Staff’s comment and respectfully confirm to the Staff that in future filings we will enhance our disclosure to separately state the requested information in accordance with Rule 9-06 of Regulation S-X. The following is an example of the proposed disclosure using December 31, 2010 information:

 “Following is the summarized balance sheet of Banco Santander, S.A. as of December 31, 2010:

2010
CONDENSED BALANCE SHEETS (Parent company only)	(Thousands of Euros)
Assets
Cash and due from banks	70,716,206
Of which :
to bank subsidiaries	35,590,803
Trading account assets	67,807,360
Investment securities	29,849,856
Of which :
to bank subsidiaries	9,576,525
Net Loans and leases	186,505,411
Of which :
to non-bank subsidiaries	31,038,972
Investment in affiliated companies	60,496,584
Of which :
to bank subsidiaries	58,104,876
to non-bank subsidiaries	2,391,808
Premises and equipment, net	1,271,519
Other assets	12,647,754
Total assets	429,294,690

Liabilities
Deposits	221,026,754
Of which :
to bank subsidiaries	27,778,944
to non-bank subsidiaries	59,392,899
Short-term debt	26,923,776
Long-term debt	59,800,705
Total debt	86,724,481
Of which :
to bank subsidiaries	132,637
to non-bank subsidiaries	29,111,472
Other liabilities	76,825,438
Total liabilities	384,576,673

Stockholders' equity
Capital stock	4,164,561
Retained earnings and other reserves	40,553,456
Total stockholders' equity	44,718,017

Total liabilities and Stockholders’ Equity	429,294,690

Following is the summarized statements of income of Banco Santander, S.A. for the year ended December 31, 2010:

CONDENSED STATEMENTS OF INCOME (Parent company only)	2010
(Thousands of Euros)

Interest income
Interest from earning assets	9,061,280
Dividends from affiliated companies	5,514,503
Of which :
to bank subsidiaries (*)	5,451,864
to non-bank subsidiaries	62,639
14,575,783
Interest expense	(5,816,718)
Interest income / (Charges)	8,759,065
Provision for credit losses	(2,131,820)
Interest income / (Charges) after provision for credit losses	6,627,245
Non interest income:	715,785
Non interest expense:	(3,950,314)
Income before income taxes	3,392,716
Income tax expense	(60,851)
Net income	3,331,865
(*)Of this amount, €3,386 million is received through holding companies which own bank subsidiaries.”

Exhibit I, page F-244

Exhibit II, page F-270

35.
We note that the financial information you disclose for some of your subsidiaries within Exhibit I and your associates and jointly controlled entities within Exhibit II is as of a date prior to December 31, 2010. Please tell us why this information is not more current, and revise your disclosure in future filings to address the following:

•	whether the financial information incorporated into your consolidated financial statements for your investments in these entities is as of a date prior to your most recent fiscal year end,

•	the reason for using a different period than your fiscal year end;

•	how you consider outdated information in your valuation of these investments at each reporting period; and

•	whether you receive interim updates.

Refer to paragraphs 25 and 37(e) of IAS 28.

Response

We acknowledge the Staff’s comment and respectfully confirm to the Staff that our consolidated financial statements as of December 31, 2010 have been prepared in accordance with IAS 27, paragraph 22 and IAS 28, paragraph 25 as applicable, based on information obtained from the individual entities’ financial information as of December 31, 2010.

However, the information of the companies that comprise the Group included in Exhibit I and Exhibit II is presented based on the following:

- For those companies whose fiscal year end coincides with the Group, the information presented is as of December 31.

- For those companies whose fiscal year end is other than December 31, the data corresponds to the most recently published annual accounts.  As stated above, although these companies have a fiscal year end other than December 31, they have been consolidated based on their internal financial statements as of December 31, 2010.

- Finally, for certain residual entities (entities in liquidation, inactive entities and unconsolidated companies whose participation is greater than 5% and whose information is included in Exhibit II only to comply with the requirements of the Code of Spanish Commerce), which are immaterial for the Group, the financial data included in the Exhibit correspond to the last approved annual financial statements received by the Group.

Form 6-K filed August 1, 2011

36.
We note your disclosure on page 11 that indicates you expect that your transaction with Zurich Financial Services will result in a $1,200 million capital gain, and that such transaction is currently in the process of being reviewed by various regulators. Please tell us how you plan to account for this transaction, including whether you will record a gain on sale in the income statement and the timing of such gain, if recorded. In your response, please address whether you consider this new entity to be a jointly controlled entity, and if so, how you considered paragraph 5 of SIC 13 in determining whether to record a gain.

Response

On page F-19 of our 2010 Form 2010 we disclosed that “On February 22, 2011, Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Santander will create a holding company for the insurance “units” in Latin America. Zurich will acquire 51% of the share capital and will be responsible for managing the companies. Santander will own 49% of the share capital of the holding company and will enter into a distribution agreement for the sale of insurance products in each country for 25 years.”

We acknowledge the Staff’s comment and respectfully inform the Staff that through this transaction we will lose the control of the corresponding businesses and the new entity will not be jointly controlled. Accordingly, we plan to account for this transaction in accordance with paragraphs 34 to 37 of IAS 27, and we consider that SIC 13 is not applicable.

In relation to the timing of the gain, we confirm that we have recently obtained the authorization related to Brazil and Argentina businesses and we expect to obtain the remaining authorizations in 2011. Accordingly we expect to record the gain in our December 31, 2011 financial statements.

Highlights of the Period, page 6

Income Statement, page 6

37.	We note your disclosure regarding your accrual related to remediation of PPI claims. Please address the following:

•
Given the materiality of the provision to your net income during the current period, please revise future filings to disclose the methodology used to determine the amount of the PPI settlement claim liability to record in your financial statements, along with a discussion of the significant inputs used. Please discuss the most significant assumptions and what may cause those assumptions to change.

•
Tell us whether you recorded any provision relating to the PPI claim settlement liability in your December 31, 2010 financial statements. If not, please tell us why not, and include a discussion of how you considered both the FSA initial requirement that the measures be implemented by December 31, 2010 and the judicial review initiated in October of 2010.

•
For the purposes of disclosing continuing trends in your estimate, please consider providing a rollforward of both the number and amount of claims received, claims in process, new claims during the year, settled claims during the year, and the ending balance of outstanding PPI claims.

•
Please clarify whether for purposes of remediation you are canceling existing policies with the customers, or whether you are providing them with a monetary settlement such that the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administrative expenses.

Response

In response to the four bullet items in the comment above, we have prepared the following responses presented in the same order as above with the Staff’s comments in bold.

•
Given the materiality of the provision to your net income during the current period, please revise future filings to disclose the methodology used to determine the amount of the PPI settlement claim liability to record in your financial statements, along with a discussion of the significant inputs used. Please discuss the most significant assumptions and what may cause those assumptions to change.

We will enhance our disclosures with respect to PPI in our future filings. We propose the following revisions to the “Provisions” footnote:

“…

ii. Non-tax-related proceedings

At 31 December 2010, the main non-tax-related proceedings concerning the Group were as follows:

• Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.

The provisions recorded by Santander UK in ~~this~~ respect ~~were calculated on the basis of the estimate~~ of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’) as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

•
Tell us whether you recorded any provision relating to the PPI claim settlement liability in your December 31, 2010 financial statements. If not, please tell us why not, and include a discussion of how you considered both the FSA initial requirement that the measures be implemented by December 31, 2010 and the judicial review initiated in October of 2010.

We have consistently recorded provisions and settled claims with regards to PPI complaints liabilities since they began to increase in 2007. Provision relating to PPI claim settlements amounted to €161 million as of December 31, 2010.

In 2008, the UK Financial Ombudsman Service (“FOS”) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (“FSA”) as an issue of wider implication. In 2009 and 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (“BBA”), the principal trade association for the UK banking and financial services sector, filed an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

A detailed review of the provision was performed in the first half of 2011 in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision was revised to reflect the new information. The overall effect of the above was a substantial increase in the provision requirement with a charge for the six months ended  June 30, 2011 of €620 million (net of tax), which was presented as a non recurring transaction.

•
For the purposes of disclosing continuing trends in your estimate, please consider providing a rollforward of both the number and amount of claims received, claims in process, new claims during the year, settled claims during the year, and the ending balance of outstanding PPI claims.

As part of our disclosures to address trends in our estimate, we will consider providing rollforwards of any significant increase on claims numbers and amounts in our Form 20-F for the fiscal year ended December 31, 2011.

•
Please clarify whether for purposes of remediation you are canceling existing policies with the customers, or whether you are providing them with a monetary settlement such that the policies remain in full force. To the extent that the policies are terminated as part of your settlement estimates, please tell us whether you estimated any effect on your insurance liability balances. Additionally, as part of your response, please tell us how much of your provision relates to expected administrative expenses.

We respectfully inform the Staff that where a PPI claim is made and settled, the existing PPI policy with the customer is terminated.  The PPI insurance policy is provided to the customer by a third-party provider, unaffiliated with the Group.  We have no liability under the policy. As a result, the termination of customers’ PPI policies has no impact on our insurance liability balances.

We respectfully inform the Staff that as at June 30, 2011, €81 million of the PPI provision relates to administrative expenses, principally in respect of contractual and other committed claims processing costs.

* * * *

In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The new or enhanced disclosures proposed above will be included in our Form 6-K for the six months ended June 30, 2011 (which updates our 2010 Form 20-F for Item 8.A.5 purposes) to the extent such disclosures are applicable.  These and all other such disclosures will be included in our 2011 Form 20-F. If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-91-558-18-60,

Very truly yours,

/s/ José Antonio Álvarez

José Antonio Álvarez
Chief Financial Officer

cc:	Mr. José Manuel de Araluce, Banco Santander S.A Mr. Javier del Castillo, Banco Santander S.A Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP Ms. Carmen Barrasa, Deloitte, S.L